Cane Clark LLP			3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark	Chad Wiener+	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@kcanelaw.com

February 8, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0511

Attention: Craig Slivka

Re:     Chubasco Resources Corp.
Registration Statement on Form SB-2
File No. 333-119632
Amended January 14, 2005
________________________________________________________________________________________________________________________

We write on behalf of Chubasco Resources Corp. (the “Company” or “Chubasco”) in response to Staff’s letter of February 8, 2005 by John Reynolds, Assistant Director, Office of Emerging Growth Companies of the United States Securities and Exchange Commission (the “Commission”) regarding the above referenced Amended Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amended Registration Statement on Form SB-2 (the “Third Amended SB-2”). We enclose with this letter a copy of the Third Amended SB-2, plus a copy of the First Amended SB-2 filing redlined to show the changes.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Cover Page

     1.     Please disclose the maximum offering period.

In response to this comment, the Company added disclosure indicating that the board of directors has discretion to extend the offering period for a maximum of an additional 90 days beyond June 30, 2005.

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Unaudited Interim Financial Statements

Interim Consolidated Statement of Operations, F-11

     2.     For the periods presented, please ensure that your total expenses foot) subtotals appear to exclude $2,500 professional fees). Please ensure that all related interim consolidated financial statements (balance sheet, statement of cash flows, statement of stockholders’ equity, and related notes thereto) are revised accordingly.

In response to this comment, the Company discloses on supplemental basis that the $2,500 line item entry in the interim consolidated statement of operations was erroneously inputted during the process of filing the Second Amended SB-2 on EDGAR. The Company has corrected this error and the interim consolidated statement of operations filed on EDGAR is correct and corresponds with the hard copies submitted send to the Commission via overnight courier.

If you have any questions regarding this comment letter, please feel free to contact me at
702-312-6255. Thank You.

Sincerely,

/s/ Kyleen Cane
Kyleen Cane
CANE CLARK LLP

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